UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34524 / March 3, 2022

In the Matter of

JOHN HANCOCK ASSET-BASED LENDING FUND
200 Berkeley Street
Boston, Massachusetts 02116

JOHN HANCOCK INVESTMENT MANAGEMENT LLC
200 Berkeley Street
Boston, Massachusetts 02116

(812-15276)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1
UNDER THE ACT

John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC filed
an application on October 21, 2021, and amended the application on November 5, 2021 and
January 10, 2022, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") exempting applicants from sections 18(a)(2), 18(c) and 18(i) of the Act and for an
order pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits
certain registered closed end investment companies to issue multiple classes of shares of
beneficial interest with varying sales loads and to impose asset-based distribution and/or service
fees.

On January 31, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34491). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC (File No. 812-15276) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary